SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI •		
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
EDWARD H.P. LAM •*		CHICAGO
CLIVE W. ROUGH •	15 QUEEN'S ROAD CENTRAL, HONG KONG	HOUSTON
JONATHAN B. STONE *	————	LOS ANGELES
ALEC P. TRACY •		NEW YORK
• (ALSO ADMITTED IN ENGLAND & WALES)	TEL: (852) 3740-4700	PALO ALTO
• (ALSO ADMITTED IN NEW YORK)	FAX: (852) 3740-4727	WASHINGTON, D.C.
	www.skadden.com	WILMINGTON
REGISTERED FOREIGN LAWYERS		————
WILL H. CAI (CALIFORNIA)		BEIJING
Z. JULIE GAO (CALIFORNIA)		BRUSSELS
BRADLEY A. KLEIN (ILLINOIS)		FRANKFURT
RORY MCALPINE (ENGLAND & WALES)		LONDON
GREGORY G.H. MIAO (NEW YORK)		MOSCOW
ALAN G. SCHIFFMAN (NEW YORK)		MUNICH
		PARIS
		SÃO PAULO
		SEOUL
		SHANGHAI
		SINGAPORE
		SYDNEY
		TOKYO
		TORONTO

May 8, 2015

Confidential

Christian Windsor, Special Counsel
Alexandra M. Ledbetter, Staff Attorney
Hugh West, Accounting Branch Chief
Lory Empie, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> **Re:** **Jupai Holdings Limited (CIK No. 0001616291)**
> **Response to the Staff's Comments on Draft Registration Statement**
> **on Form F-1 Confidentially Submitted on April 1, 2015**

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

On behalf of our client, Jupai Holdings Limited (formerly named Jupai Investment Group), a foreign private issuer organized under the laws of the Cayman Islands (the "**Company**"), we submit to the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated April 28, 2015. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the "**Revised Draft Registration Statement**") via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the "**JOBS Act**").

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on April 1, 2015.

The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff's comments, the Company has updated the Revised Draft Registration Statement to reflect the Company's recent developments.

The Company is also providing an index that sets forth revised statements and data in the Revised Draft Registration Statement referencing third-party information and page numbers of the Revised Draft Registration Statement where such statements or data appears, with cross-references to marked copies of the underlying supporting materials in Annex I to this letter. Since some of the third-party materials are in Chinese, the Company has prepared English translation of the applicable portions of the third-party reports and materials to facilitate the Staff's review.

General

1. **Please indicate whether your counsel has rendered a legal opinion with respect to your determination that (1) you can rely upon the exclusions from investment company status under Sections 3(c)(2) and 3(b)(1) of the Investment Company Act of 1940 and (2) the offering is not an indirect offering of the investment funds under Securities Act Rule 140 or Section 48(a) of the Investment Company Act.**

   The Company respectfully advises the Staff that it expects to receive a legal opinion from its U.S. legal counsel with respect to the Company's determination that it can rely upon the exclusions from investment company status under Sections 3(c)(2) and 3(b)(1) of the Investment Company Act prior to the closing of this offering. Pursuant to the telephone discussion between the Company's U.S. legal counsel and the Staff on May 6, 2015, upon the Company's authorization, the Company's counsel will share the draft form of its opinion with the Staff for the Staff's reference purpose. Nevertheless, the Company does not believe a legal opinion from its U.S. legal counsel is required with respect to its determination that this offering is not an indirect offering of investment funds under Securities Act Rule 140 or Section 48(a) of the Investment Company Act. Please see the Company's response to comment 3 in the Company's response letter submitted on April 1, 2015.

2

The Company respectfully advises the Staff that none of the Company, its subsidiaries, its VIE or its VIE's subsidiaries (collectively, the "**Consolidated Entities**" of the Company) owns any direct interests in any funds formed or managed by the Company or any of its Consolidated Entities.

The Company, through Juzhou Asset Management (Shanghai) Co., Ltd., a subsidiary of the Company's VIE, owns a 49% interest in Shanghai Jupai Hehui Asset Management Co., Ltd ("**Hehui**"). Hehui is not a Consolidated Entity of the Company.

As of December 31, 2014, Hehui only has general partner interests in (1) Shanghai Hehui Jiayuan Investment Manager Enterprises, (2) Suzhou Hehui Xuyuechang Equity Investment Centre, (3) Suzhou Hehui Xuyuerong Equity Investment Centre and (4) Suzhou Hehui Xuyuezhen Equity Investment Centre (collectively, the "**Funds**"). Other than the general partner interests, Hehui does not make any other contributions to the capital of the Funds.

Please see table below for information about the ownership percentage and carrying value of Hehui's general partner interests in the Funds as of December 31, 2014.

Name of Fund	Value of Interests (USD)	% of Fund
Shanghai Hehui Jiayuan Investment Manager Enterprises	$ 539,304	1%
Suzhou Hehui Xuyuechang Equity Investment Centre	$ 228,796	0.56%
Suzhou Hehui Xuyuerong Equity Investment Centre	$ 24,514	0.45%
Suzhou Hehui Xuyuezhen Equity Investment Centre	$ 245,138	0.50%

As noted above, Hehui is not a Consolidated Entity of the Company. Even if the financial results of Hehui were to be consolidated with the Company, Hehui's aggregate general partner interests in the Funds as of December 31, 2014 would, on a proportionate look through basis, represent less than 1% of the Company's total assets. Accordingly, the "chief part" of the Company's business is not purchasing securities of any of the Funds or selling securities to the public to furnish the proceeds with which to acquire additional securities of any of the Funds, and the Company was not "formed for the purpose" of investing in any of the Funds. Therefore, the Company respectfully submits that the public offering of its ordinary shares is not an indirect offering of any of the Funds.

2. **Please provide unconsolidated financial information (including balance sheets) for the last three years ended December 31st for (1) Jupai Holdings Limited and**

3

each of its subsidiaries and (2) E-House (China) Capital Investment Management Limited (BVI), and (3) Reckon Capital Limited (BVI) and their subsidiaries.

In response to the Staff's request, the Company will provide the Staff with the requested financial information via hand delivery on a confidential basis concurrently with this submission.

3. **We note your response to comment 4 in our letter dates September 11, 2014 that you provide services "predominantly to clients that are non-U.S. persons." Do you provide services or are you seeking to provide services to any U.S. persons? If yes, please describe these services. Please also describe the extent to which your services make use of the U.S. mails or any means or instrumentality of U.S. interstate commerce. The staff notes that the place of an entity's principal office and place of business are not determinative with respect to the obligation to register as an investment adviser with the U.S. Securities and Exchange Commission.**

The Company respectfully advises the Staff that services provided by the Company are targeted at the high-net-worth population in China, and the Company does not intentionally seek to make its services available to U.S. persons (as defined under Section 902(k) of Regulation S). The Company typically collects, from each new client, information regarding such client's residential address and personal identification information in the case of an individual, or business address and incorporation documents in the case of a legal entity. To the best of the Company's knowledge based on its records, the Company and its Consolidated Entities do not provide wealth management services to persons who are U.S. persons. To the best of the Company's knowledge, none of the clients of the Company and its Consolidated Entities and the investors in funds formed or managed by the Company and its Consolidated Entities were U.S. persons at the time such persons became clients of the Company or investors in funds formed or managed by the Company.

The Company respectfully advises the Staff that none of services provided by the Company or its Consolidated Entities to their clients or investors in funds formed or managed by the Company or its Consolidated Entities makes use of the U.S. mails or any means or instrumentality of U.S. interstate commerce.

4. **With respect to the funds formed by Jupai Holdings Limited and its subsidiaries, please indicate whether there are any U.S. persons invested in such funds or whether any U.S. persons are or will be solicited to invest in such funds.**

To the best of the Company's knowledge, none of investors in the funds formed by the Company or its Consolidated Entities were U.S. persons (as defined under Section 902(k) of Regulation S) at the time such persons became investors in such funds and the Company does not, and will not seek to, solicit any U.S. persons to invest in such funds.

4

<u>Prospectus Summary, page 1</u>

5. **In the pro forma balance sheet on page P-2, it appears that a dividend payable of $1.2 million exists on Scepter's balance sheet and will still be payable by the combined company. Please revise your disclosure to clarify for investors that Scepter's equity holders are still owed these funds and clarify if you intend to pay the dividend using the proceeds from this offering.**

    In response to the Staff's comment, the Company has revised the disclosure on page 59 of the Revised Draft Registration Statement to clarify that it does not intend to use the proceeds from this offering to pay the $1.2 million dividend due to shareholders of Scepter Pacific after the acquisition of E-House Capital.

6. **We note your response to comment 8 in our letter dated September 11, 2014. In order for investors to have a more balanced understanding of the risks and benefits of owning your shares, please further revise the summary to describe the currently unsettled legal environment in China with regard to your ownership structure and your selling practices.**

    In response to the Staff's comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement.

<u>Corporate History and Structure, page 4</u>

7. **We note your response to comment 9 in our letter dated September 11, 2014. Refer to the following statement, which appears on pages 5 and 67: "The decrease in the revenue contribution of our VIE and its subsidiaries are primarily due to the shift of business operations that are not subject to foreign investment restrictions from the VIE to Shanghai Juxiang, our wholly owned subsidiary." This statement diminishes the significance of your vulnerability to the risks associated with China's foreign investment restrictions. If you retain the statement regarding the declining contribution of Shanghai Juxiang and its subsidiaries to your revenue, please also disclose comparable information regarding Scepter Pacific and its VIE, given that you are about to acquire Scepter Pacific. In this regard, we note that Scepter Pacific's VIE, Shanghai E-Cheng, and Shanghai E-Cheng's subsidiaries contributed $2.1 million, $5.9 million and $7.0 million for 2012, 2013 and 2014, respectively, accounting for 100% of Scepter Pacific's revenues for each period.**

    In response to the Staff's comment, the Company revised the disclosure on pages 7 and 72 of the Revised Draft Registration Statement.

5

Risk Factors, page 17

There may be risks inherent in our proposed acquisition of E-House Capital, page 21

8.　　Where you state that "E-House Capital has promised in the memorandum of understanding...," please revise to clarify that the memorandum of understanding is nonbinding.

The Company respectfully advises the Staff that the Company entered into a definitive agreement with E-House in April 2015 in connection with the acquisition by the Company of E-House Capital. The Company has revised the relevant disclosure throughout the Revised Draft Registration Statement. The definitive share purchase agreement will be filed as Exhibit 10.15 to the Revised Draft Registration Statement, and the Company has included this exhibit in the exhibit volume for the Staff's review.

Legal or administrative proceedings or allegations against us or our management..., page 28

9.　　Please disclose the nature of the claims in the civil proceeding involving Shanghai Jupai and the former business partner.

In response to the Staff's comment, the Company has revised the disclosure on page 28 of the Revised Draft Registration Statement.

If the PRC government finds that the agreements that establish the structure..., page 32

10.　　We note your response to comment 16 in our letter dated September 11, 2014. In your prospectus, the meaning of the term "market survey" remains unclear. Please disclose the information that you provided in your response letter, that the term refers to the collection and analysis of information concerning the performance and prospects of certain commercial products and/or services, and that you engage in market survey activities within the meaning of the Measures for the Administration of Foreign-related Investigation in the course of your sales efforts.

In response to the Staff's comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement.

11.　　We note your reference elsewhere to shifting business operations that are not subject to foreign investment restrictions from your VIE to your wholly owned subsidiary. Please disclose what it means in practice to "shift" business operations in this manner. For instance, please clarify, if true, that it means only booking the operations out of the wholly owned subsidiary while making no other change in the management or operation of the business.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 67 of the Revised Draft Registration Statement. The Company supplementally advises the Staff that the term "shift" means a business re-organization whereby businesses that are not subject to foreign investment restrictions were transferred from our VIE to our wholly owned subsidiary. In viewing the Company as a whole, this business re-organization caused no substantive change in the management or operation of the Company's business.

Substantial uncertainties exist with respect to the enactment timetable..., page 36

12.　　We note your new risk-factor disclosure concerning the draft PRC Foreign Investment Law. Refer to the following sentence on page 37: "As of the date of

6

this prospectus, to our knowledge, over 50% of the total share capital of our company is ultimately controlled by PRC nationals." This assertion suggests that the company's ultimate controlling persons are PRC nationals. Please clarify whether the contractual arrangements between Shanghai Juxiang and Shanghai Jupai and its shareholders, together with this public offering to foreigners, would render the company or any of its consolidated entities controlled by foreign investors according to the definition of "control" in the draft law.

The Company respectfully advises the Staff that, due to the uncertainties over (a) the implementation rules regarding the determination of "control" under the draft PRC Foreign Investment Law, (b) the size of this offering and (c) any potential corporate events that may cause significant changes to the Company's total outstanding share capital (such as pre-IPO equity financing activities), it cannot predict whether the proposed public offering would render the Company or any of its Consolidated Entities controlled by foreign investors. The Company intends to implement all necessary measures to ensure compliance with applicable laws and regulations, including those with regard to its corporate structure, while preserving the interest of its shareholders.

13.   We note your disclosure concerning the potential consequences of non-compliance with the draft law. Please disclose whether you have any plans to restructure in the event that the draft law is enacted as proposed. Also disclose whether you would return any capital to your foreign investors.

The Company respectfully advises the Staff that, because the draft PRC Foreign Investment Law only provides a tentative framework of legislative principles without detailed implementation measures that typically supplement an enacted law, it is difficult for the Company to formulate a restructuring plan at this stage even if the draft law were enacted as-is. In addition, as disclosed in the referenced risk factor, this proposed legislation is only a draft and while the PRC government solicited comments on this draft earlier this year, substantial uncertainties exist with respect to its enactment timetable, content, interpretation and implementation. If the draft law is enacted in the future with implementation guidance, the Company intends to implement all necessary measures to ensure compliance, while preserving the interest of its shareholders.

Use of Proceeds, page 59

14.   We note your response to comment 19 in our letter dated September 11, 2014. Please disclose whether you would return any capital to foreign investors if you were unable to contribute the proceeds of this offering to your PRC subsidiary or consolidated entities for an extended period of time.

The Company respectfully advises the Staff that it does not intend to distribute or return the proceeds of this offering to foreign investors unless the Company liquidates. The Company intends to obtain the necessary governmental approval and complete the applicable governmental registration to contribute the proceeds of this offering to its PRC subsidiary or consolidated entities and does not see major obstacle other than the risks currently disclosed in the Revised Draft Registration Statement.

7

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

15.   We note your discussion concerning your use of third-party distribution channels. Please disclose to what extent you are able to sell other products to those investor clients outside of the third-party distribution channels. For instance, clarify whether you learn the identities of those clients, and whether the agreements with the third-party wealth management service providers place any restrictions on your ability to solicit those investor clients directly.

In response to the Staff's comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement to provide further clarification.

Results of Operations, page 91

2014 Compared to 2013, page 92

16.   Please revise this section to discuss in greater detail the reason for the substantial increase in operating costs and expenses compared to the growth in revenues over the same period. In particular, please discuss management's view as to whether expenses will continue to grow at a faster rate compared to revenues for the upcoming periods. Also, please discuss management's view as to the impact of the E-House acquisition on your revenues and expenses.

In response to the Staff's comments, the Company has revised the disclosure on pages 79, 82 and 95 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 94

17.   Refer to the following sentence on page 94: "Notwithstanding the foregoing, our PRC subsidiary may use its own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to the VIE either through entrustment loans or direct loans to its shareholders, who then contribute the loans to the VIE through contractual arrangements as capital injection." Please disclose whether the draft CBRC regulation to which you refer on page 39, which would prohibit fund management companies and securities companies from acting as lenders of any entrustment loan, would impede your ability to provide financial support to the VIE. Please also revise to define the term "entrustment loan" under PRC law.

The Company respectfully advises the Staff that the term "entrustment loan" under PRC law refers to indirect loans between corporate lenders and borrowers facilitated by an entrusted third-party commercial bank as an intermediary and that the CBRC draft regulation, in its current form, prohibits an entrustment loan if such loan is ultimately funded with proceeds from crowd-funding.

The Company further advises the Staff that the potential entrustment loan to be provided by the Company's PRC wholly owned subsidiary to the shareholders of the VIE will be funded by the Company's own cash balance and facilitated by entrusted third-party commercial banks in compliance with PRC law requirements, and will not

8

violate the restrictions contemplated by the draft CBRC regulation even if this draft regulation is enacted as-is. As disclosed on page [39] of the Revised Draft Registration Statement, entrustment loans in general are lawful, and the restrictions imposed by the draft CBRC regulation are not directly relevant to the loans which may be extended by the Company's PRC wholly owned subsidiary to the shareholders of the Company's VIE.

In response to the Staff's comment, the Company has revised disclosure on pages 39 and 97 of the Revised Draft Registration Statement to provide further clarification.

18. **Refer to the same sentence on page 94, regarding your PRC subsidiary providing financial support to the VIE through direct loans to the VIE's shareholders, who then contribute the loans to the VIE through contractual arrangements as capital injection. Please disclose whether there were any such arrangements during your reporting periods. More generally, describe how the contractual arrangements would be structured and identify the VIE shareholders whom you would engage for this purpose.**

In response to the Staff's comment, the Company has revised the disclosure on page 97 of the Revised Draft Registration Statement.

Business, page 104

19. **In your response to comment 9 from our September 11, 2014 letter, you state that you have reduced the amount of business activity performed by your VIE because of a shift to business operations that are not subject to foreign investment restrictions. Either in this section or in another appropriate portion of your registration statement, please provide investors with a description of the relevant foreign investment status ("encouraged," "permitted," "restricted" and "prohibited") for each of your significant lines of business and the lines of business you will acquire as part of the Scepter acquisition. The resulting disclosure should explain to investors the activities that you have emphasized recently as you have decreased your reliance of Shanghai Jupai.**

The Company respectfully advises the Staff that it has disclosed all its business activities that may be subject to foreign investment restriction or prohibition in China on pages 131 and 132 of the Revised Draft Registration Statement. Under the PRC foreign investment regulatory regime, unless a particular line of business falls into the categories of "restricted" or "prohibited", it is permitted if not "encouraged." Therefore, the Company does not believe an enumeration of "permitted" lines of businesses would be material to the investors. In response to the Staff's comment, the Company has revised the disclosure on pages 5, 67 and 132 of the Revised Draft Registration Statement to provide greater clarity.

20. **Please revise your disclosure, both in this section as well as in your management's discussion and analysis section and in the summary, to clarify the amount of in-house developed products you have sold in each of the past three fiscal years. Please also clarify how you invest the proceeds from in-house developed products. Finally, please clarify whether you are subject to any**

9

additional regulation as a result of selling in-house developed products instead of acting as a distribution agent for your third-party product providers.

In response to the Staff's comment, the Company has revised the disclosure on pages 2, 81, 115 and 118 of the Revised Draft Registration Statement.

21.   **On page 26 you state that you derive a significant amount of your sales from a few third-party wealth management product providers. Revise the disclosure in this section to discuss dependence on these providers, and identify each provider that represents more than 10% of your sales in any of the reported periods.**

In response to the Staff's comment, the Company revised the disclosure on page 26 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company's ability to identify and establish business relationship with providers of high-quality investment products is one of the core competitive advantages that set the Company apart from its competitors. As such, the identities of the Company's product providers are sensitive business information, the revealing of which would give the Company's competitors an unfair advantage.

22.   **We note your response to comment 47 in our letter dated September 11, 2014. Refer to the following sentence on page 109: "With commission rates of our sales personnel aligned across products that are of a similar class, we are able to evaluate other objective criteria other than the source of the products when advising our clients once we know their risk appetite and investment preferences." Please reconcile this assertion with your disclosure elsewhere that your commission and recurring fee rates vary from product to product (page 26) and that certain types of products, including those that you develop or manage in-house, generate greater revenue (page 79), which would appear to incentivize you to steer your investor clients towards those products.**

The Company respectfully advises the Staff that the commission rates disclosed on page 26 of the Revised Draft Registration Statement relate to the rates the Company, as a whole, receives from the product providers. Notwithstanding the varying levels of such commission rates from product providers, the Company sets aligned sales commission rates for its wealth management service personnel across products that are of a similar class regardless of their sources. The Company has revised the disclosure on page 112 of the Revised Draft Registration Statement to provide greater clarity. The Company further advises the Staff that the recurring fee rates disclosed on pages 81 and 82 of the Revised Draft Registration Statement relate instead to the Company's asset management services.

23.   **Please disclose what the terms "contractual fund," "private bond fund," "public market product" and "wealth management product" mean.**

In response to the Staff's comment, the Company has revised the disclosure on pages 10 and 11 of the Revised Draft Registration Statement.

10

Our Product Offerings, page 112

24.   We note your revised disclosure on page 113 concerning the fixed income products that you distributed that have real estate developers as corporate borrowers. Refer to the following sentence on page 113: "Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential." Please describe these products in greater detail. Describe the terms. Clarify whether the loans are secured or unsecured. Also, please discuss any geographic concentrations among the projects financed. Similarly, describe in greater detail the real estate development projects and related financing by E-House Capital, referenced on page 116.

In response to the Staff's comment, the Company has revised the disclosure on pages 116, 120 and 121 of the Revised Draft Registration Statement.

Regulation, page 122

Transfer of Units of Asset Management Plans by Mutual Fund Management Companies and Securities Companies, page 123

25.   Please revise to explain the relevance of the regulation described in this section to your business. Also explain what it means to "transfer the units of the client-specific asset management plans of mutual fund management companies and the units of collective asset management plans of securities companies through the Shanghai Stock Exchange and Shenzhen Stock exchange [.]"

The Company respectfully advises the Staff that it has removed the disclosure of the regulation of transfer of units of asset management plans since it is not directly relevant to the Company's business.

Regulation Relating to Privacy Protection, page 134

26.   Please disclose what the acronym "ICP" means and explain the relevance of the regulation described in this section to your business.

The Company respectfully advises the Staff that the term "ICP" refers to internet content provider and has revised the disclosure on page 138 of the Revised Draft Registration Statement.

Related Party Transactions, page 144

Transactions with Contractual Funds, page 145

27.   We note that you provide management services to contractual funds (related parties), and that as of December 31, 2014 you had deferred revenues from these funds amounting to $5.4 million. We also note from disclosures elsewhere in your registration statement (e.g. operating activities on page 95, and related party disclosures on page F-45) that your deferred revenues have increased significantly from the prior year. In one example, we note that deferred revenue from the Zhifu Fund ($4,058,571) represented nearly 200% of your total related party recurring management fees recognized ($2,036,599 as disclosed on page

11

77) in the year ended December 31, 2014. Please expand your disclosures here, and elsewhere as referenced, to explain the main attributes driving such growth.

The Company respectfully advises the Staff that it derives revenues from its asset management business by providing management services to funds the Company manages, including funds in the legal form of limited partnerships where the Company serves as general partner or co-general partner, and funds on a contract basis (i.e., contractual funds) where the Company serves as the fund manager. As disclosed in Note 2(m) to the consolidated financial statements, revenue from such recurring management services includes management fees and carried interest. Management fees are computed based on the respective capital contribution to the respective fund and recognized over the specified contractual period. Carried interest represents preferential allocations of profits that are a component of the Company's general partnership interests in the funds or the Company's management service fees with respect to the respective contractual funds and is not recognized until the end of the fund's term when the carried interest is determined and distributed. Management fees received before revenue is earned are recorded as deferred revenue.

The significant increase of deferred revenue balance as of December 31, 2014 as compared to that as of December 31, 2013 was primarily driven by the increase in the number and size of funds under the Company's management, as well as the portion of cash payments received in relation to the management fees and carried interest that can be recognized during the period. The Company began its asset management business in 2013, and further extended the scope of its asset management services to the management of contractual funds in 2014. As of December 31, 2013 and 2014, there were a total of four and 10 funds under the Company's management, respectively, of which none and five were in the legal form of contractual funds. All of the five contractual funds were established after the second quarter of 2014. For funds in the form of limited partnerships, management fees are typically collected on an annual or semi-annual basis. For contractual funds, the Company typically receives services fees for the entire contractual term, which varies from six months to two years, at the beginning of the service period, resulting in a relatively larger amount of deferred revenue being recorded. In addition, one of the contractual funds, ZhiFu Fund, prepaid carried interest based on the expected return of the fund, in the amount of US\$3,256,366, which should be recognized as revenue at the end of the contractual term according to the Company's accounting policy and was therefore recorded entirely as deferred revenue as of December 31, 2014.

In response to the Staff's comment, the Company has revised the disclosure on pages 148, F-17 and F-18 to further clarify its accounting policy on deferred revenue and explain the significant increase in deferred revenue balance from December 31, 2013 to December 31, 2014.

12

Jupai Holdings Limited, page F-1

Consolidated Statements of Changes in Shareholders' Equity, page F-6

28.   **Article 3-04 of Regulation S-X requires a reconciliation of all captions of stockholders' equity, to include mezzanine equity. Therefore, please include a separate column(s) to reflect all changes within your mezzanine equity with its own total separate from permanent equity for each period presented. Alternatively, you may include this information in a tabular format within Note 11 (Convertible Redeemable Preferred Shares).**

    In response to the Staff's comment, the Company has added required disclosure in a tabular format within Note 11 (Convertible Redeemable Preferred Shares) according to Article 3-04 of Regulation S-X.

29.   **We note within your 2014 changes in shareholders' equity that you have aggregated your May and December re-designation of ordinary shares to Series B convertible redeemable preferred shares. In an effort to provide more granular and transparent disclosure, please revise to disaggregate each transaction such that the information can be clearly linked to other related information provided within your financial statement notes (e.g. Note 11-Convertible Redeemable Preferred Shares).**

    In response to the Staff's comment, the Company has revised the disclosure on pages F-6 and F-37 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements, page F-8

Note 11 — Convertible Redeemable Preferred Shares, page F-35

30.   **We note that the repurchase of ordinary shares has been accounted for as a treasury stock transaction accompanied with the issuance of new Series B preferred shares. Please expand your disclosure to clarify if the reacquired ordinary shares have been retired or are held in treasury for reissue.**

    The Company respectfully advises the Staff that the repurchased ordinary shares were retired. The Company has supplemented disclosure on page F-35 of the Revised Draft Registration Statement.

31.   **We note your disclosure of a deemed dividend of $5,755,101 (on page F-36) in connection with the re-designation(s). Please revise to disclose how you calculated this amount.**

    The Company respectfully advises the Staff that the deemed dividend of $5,755,101 was composed of:

(1)   deemed dividend of $4,204,901 in relation to the 25,836,680 ordinary shares re-designated into Series B Shares in May 2014, which was the difference between the fair value of the ordinary share ($0.44 per share) and the fair value of Series B Shares (0.60 per share) on the date of re-designation; and

(2)   deemed dividend of $1,550,200 in relation to the 12,918,340 ordinary shares re-designated into Series B Shares in December 2014, which was the

13

difference between the fair value of the ordinary shares ($0.92 per share) and the fair value of Series B Shares ($1.04 per share) on the date of re-designation.

The Company has revised the disclosure on page F-36 of the Revised Draft Registration Statement in response to the Staff's comment.

32.   **In light of your disclosures regarding the deemed dividend(s) and beneficial conversion feature(s) recorded in 2014, please revise your disclosure to explain your accounting treatment including the reason why no amounts are presented in APIC within your consolidated statements of changes in shareholders' equity on page F-6.**

The Company respectfully advises the Staff that deemed dividends of $5,755,101 recognized in relation to the re-designation of ordinary shares into Series B Shares are recorded as a debit to retained earnings and credit to mezzanine equity, and are reflected as part of the changes to retained earnings within the lines of "Redesignation of ordinary shares to Series B convertible redeemable preferred shares in May 2014" and "Redesignation of ordinary shares to Series B convertible redeemable preferred shares in December 2014" in the consolidated statements of changes in shareholders' equity.

Further, as explained in the response to the Staff's comment #64 in the comment letter dated September 11, 2014, the deemed dividend of $1,808,568 associated with the beneficial conversion feature ("BCF") recognized for the 12,918,340 Series B Shares issued in December 2014 had net impact of zero on the consolidated balance sheet. Specifically, the following entries were recorded in accordance with ASC 470-20-25-5 and ASC 470-20-35-7:

To recognize the BCF by allocating a portion of the proceeds to APIC, which results in a discount to mezzanine equity:

Dr. APIC	$	1,808,568
Cr. Mezzanine equity	$	1,808,568

To immediately amortize the recognized discount to mezzanine equity as a deemed dividend by debiting retained earnings, in the absence of retained earnings, to APIC.

Dr. Mezzanine equity	$	1,808,568
Cr. APIC	$	1,808,568

As the Company did not have any retained earnings at the issuance date, the amount was fully amortized by debiting to APIC.

As a result of the above entries, the net impact of recognizing BCF is zero for both APIC and mezzanine equity, therefore no amounts are presented in APIC within the consolidated statements of changes in shareholders' equity.

14

In response to the Staff's comment, the Company has revised the disclosure on page F-37 of the Revised Draft Registration Statement to further explain the accounting treatment.

Note 14 — Related Party Transactions, page F-41

33.   Please revise your tabular disclosure on page F-45 to include amounts comprising your deferred revenue from related parties as of December 31, 2013 in addition to those for 2014.

In response to the Staff's comment, the Company has added the disclosure of deferred revenue from related parties as of December 31, 2013 on page F-45 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page P-1

34.   Please revise your pro forma financial statements to include the effects of the initial public offering and the automatic conversion of all of your convertible redeemable preferred shares (on a one-for-one basis) that are issued and outstanding into ordinary shares immediately upon completion of the offering.

In response to the Staff's comment, the Company has revised the pro forma financial statements on page P-2, and Note K on page P-5 of the Revised Draft Registration Statement to include the effects of the initial public offering and the automatic conversion of all of convertible redeemable preferred shares (on a one-for-one basis) that are issued and outstanding into ordinary shares immediately upon completion of the offering. The Company will update the pro forma financial statements using the mid-point of the estimated public offering price range once that becomes available. However, the Company does not plan to include the effect of the offering proceeds as the percentage of shares to be exchanged in the acquisition are calculated and agreed without considering the proceeds from the offering, although the acquisition will take place upon the offering.

Notes to the Unaudited Pro Forma Condensed Combined Financial

Information, page P-4 Note 1 — Basis of Pro Forma Presentation, page P-4

35.   We note your disclosure of the non-binding MOU as it relates to the acquisition of Scepter, and that you will enter into final binding transaction documents to acquire all issued and outstanding ordinary shares of Scepter, with a consideration of newly issued ordinary shares of the Company, representing 20% of the total equity interests in the Company on a fully diluted basis (without giving effect to the shares to be issued in the IPO). We also note that the consummation of the IPO will be a condition to the closing of the transaction with Scepter and the IPO price could significantly impact your estimated purchase price. Please revise your disclosure to provide a sensitivity analysis for a change in the IPO price which may produce a significantly different outcome in your estimated purchase price.

In response to the Staff's comment, the Company has revised the disclosure on page P-5 of the Revised Draft Registration Statement to provide a sensitivity analysis for a change in the IPO price which may produce a significantly different outcome in the estimated purchase price.

15

Note 2 — Pro Forma Adjustments, page P-5

Note A, page P-5

36. **Please expand your disclosure to explain how you determined the estimated fair value of each of the assets and liabilities acquired from Scepter.**

The Company respectfully advises the Staff that the fair value of major assets and liabilities acquired from Scepter was determined as follows:

- Current assets and current liabilities: book value represents the current replacement cost of the assets and liabilities and therefore approximates their respective fair value.
- Investment in affiliates: The balance represents equity method investment in funds that are investment companies and report the underlying investments at fair value. Therefore the carrying value approximates the fair value of the equity investment.
- Intangible asset identified (i.e., contract backlog): The fair value was established using a form of income approach known as the "excess earnings method". In the excess earnings method, value is estimated as the present value of the benefits anticipated from ownership of the subject intangible asset in excess of the returns required on the investment in the contributory assets necessary to realize those benefits. Fair value of the contract backlog is the sum of present value of the forecasted operating earnings attributable to the contracts, after deduction of contributory asset charges of other operating assets including fixed assets, working capital, and workforce.
- Deferred tax liability: The fair value was estimated using the fair value of intangible asset identified as above multiplied by statutory income tax rate of the Scepter's subsidiaries that hold the contracts.

Note D, page P-5

37. **Please revise your disclosure to explain in greater detail what your identified intangible assets (i.e. contract backlog) represent, and provide the method of amortization you used.**

The Company respectfully advises the Staff that the identified intangible asset (i.e. contract backlog) represents the investment management contracts and consultation contracts signed between Scepter and its clients. The intangible asset is amortized using a straight-line method during the weighted average contract term of the contract backlog. The Company has revised the disclosure on page P-4 of the Revised Draft Registration Statement accordingly.

*   *   *

16

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc: Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited
Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited
Min Liu, Chief Financial Officer, Jupai Holdings Limited
Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
David Roberts, Partner, O'Melveny & Myers LLP
Ke Geng, Partner, O'Melveny & Myers LLP